

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

Loren Eggleton
Chief Financial Officer
AppHarvest, Inc.
500 Appalachian Way
Morehead, KY 40351

   Re: AppHarvest, Inc.
     Registration Statement on Form S-3
     Filed August 3, 2022
     File No. 333-266502

Dear Mr. Eggleton:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Doris Stacey Gama at 202-551-3188 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: John McKenna, Esq.